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                                                                    EXHIBIT 99.1


U.S. NUCLEAR REGULATORY COMMISSION RULES IN FAVOR OF IUC PROCESSING FUSRAP MATERIALS AT WHITE MESA MILL

February 17, 2000 (IUC - TSE) ...International Uranium Corporation (the "Company") is pleased to announce that the U.S. Nuclear Regulatory Commission ("NRC") has upheld an amendment to IUC's Atomic Energy Act ("AEA") license which allowed IUC to receive and process at its White Mesa Mill ("Mill") in Utah approximately 44,000 tons of uranium-bearing material excavated from the Ashland 2 FUSRAP site. This decision by the five NRC Commissioners ("Commission") affirmed an earlier ruling by the Atomic Safety and Licensing Board ("ASLB") just over one year ago, and resolved in IUC's favor a long-standing dispute with the State of Utah ("State") over the types of materials that can be processed as alternate feeds at the Mill. Specifically, the Commission ruled that the economic motivation or business objectives of the mill operator are irrelevant in determining whether a given material can be processed as an alternate feed. Instead, according to the Commission, the relevant inquiry is whether the alternate feed material will be processed to recover uranium and if it is reasonable to expect that uranium will be recovered. In IUC's view this decision validates our long held view that the recycle of uranium-bearing waste material through a licensed uranium mill is not only an environmentally superior alternative to the direct disposal of these materials, but is also an appropriate, reasonable and valid alternative, as well.

In 1998, IUC received a license amendment from the NRC to process, as an alternate feed, uranium-bearing material that was going to be excavated by the U.S. Army Corps of Engineers from the Ashland 2 former defense site. The Corps of Engineers has responsibility for the environmental remediation of these former defense sites under the U.S. Department of Energy's Formerly Utilized Sites Remedial Action Program ("FUSRAP"). The State objected to the processing of the Ashland 2 materials on the basis that the recycling fee paid to IUC by the Corps of Engineers exceeded the expected value of the uranium that could be recovered from these materials. They argued that IUC's "primary" purpose was not to recover uranium, but rather to obtain a large handling and disposal fee. As such, the State believed that the processing of the Ashland 2 materials at the Mill for the recovery of uranium was merely a "sham," and that the materials should be disposed of directly in a disposal-only facility. The ASLB reviewed this dispute and, in February 1999, ruled that the processing of the Ashland 2 material by IUC was not a "sham" and that the processing of this material was in accordance with the requirements of the AEA. The State subsequently appealed the ASLB decision to the Commission.

In its decision, the Commission concluded that a material may be properly processed as an alternate feed at a uranium mill if the material is actually processed for the recovery of uranium "within the course of the nuclear fuel cycle." According to the Commission "any other underlying or 'hidden' issues that might be driving the overall transaction," such as the receipt of a recycling fee, are irrelevant to the determination of whether a material can appropriately be processed as an alternate feed. In addition, the Commissioners found that a requirement for the NRC staff to "scrutinize the motives behind a transaction is neither compelled by statutory language...nor reflects sound policy." The Commission explained that the AEA "does not require that the market value of uranium recovered be the licensee's predominant interest, and thus...does not require the NRC to assure that no other incentives lie behind the licensee's interest in processing material for uranium." Furthermore, the Commission noted that "...making such purely economic considerations a determinative part of the [NRC] staff's review would unnecessarily divert agency resources to issues unrelated to public health and safety." Essentially, the Commission adopted the position that if it is reasonable to conclude that



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uranium could be recovered from processing an alternate feed material and that such processing would indeed take place, then the processing of that alternate feed material in accordance with all NRC health and safety regulations would be permissible and appropriate under the AEA. In fact, as part of their finding, the Commission directed the NRC staff to revise the alternate feed guidance to clearly reflect this intent.

It should be noted that, while this decision represents a final agency action by the NRC on this matter, the State of Utah could still appeal this decision to the U.S. Court of Appeals. However, IUC has been working with the Utah Department of Environmental Quality ("UDEQ") to resolve any concerns that UDEQ has regarding the operations at IUC's White Mesa Mill. IUC and UDEQ have made considerable progress in this regard to date. Irrespective of this favorable NRC ruling, IUC intends to continue working with UDEQ to cooperatively resolve any outstanding issues in a manner that will provide UDEQ with the regulatory comfort that it desires while still allowing IUC to pursue the development of its alternate feed business. IUC remains optimistic that this objective will be achieved.

Headquartered in Denver, Colorado, IUC is engaged in the business of recycling uranium-bearing waste products as an environmentally superior alternative to the direct disposal of these waste products. In addition, IUC is engaged in the selling and trading of uranium recovered from these operations and other commercial activities in the international nuclear fuel market. IUC also produces and sells vanadium and other metals that can be produced as a co-product with uranium.

ON BEHALF OF THE BOARD

/s/ Earl E. Hoellen
---------------------------
Earl E. Hoellen
President

Cautionary Note Regarding Forward-Looking Statements

International Uranium Corporation wishes to caution readers that disclosures made in the foregoing press release to Shareholders, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.